04024487

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: T&D Holdings, Inc.

*CURRENT ADDRESS: 7-9, Nihonbashi 2-chome
Chuo-ku, Tokyo 103-0027
Japan

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 34783 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/21/04

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
APRIL 1, 2004

A. ENGLISH LANGUAGE DOCUMENTS

Press release dated April 1, 2004 and entitled "Establishment of T&D Holdings, Inc."

B. JAPANESE LANGUAGE DOCUMENTS

None

T&D Life Group

April 1, 2004

To Whom It May Concern

T&D Holdings, Inc.
Naoteru Miyato, Representative Director and President
(Code No.: 8795 First Sections of the TSE and OSE)

Establishment of T&D Holdings, Inc.

Taiyo Life Insurance Company (Representative Director and President, Katsuro Oishi), Daido Life Insurance Company (Representative Director and President, Haruo Kuramochi) and T&D Financial Life Insurance Company (Representative Director and President, Osamu Mizuyama) (the "Three Companies") jointly created "T&D Holdings, Inc.," a holding company for the Three Companies, on April 1, 2004 through a stock transfer. Changes in the major shareholders of the Three Companies pursuant to the establishment of T&D Holdings, Inc. are as set forth below.

As a result of the stock transfer, the Three Companies have become the wholly owned subsidiaries of T&D Holdings, Inc.

1. Profile of the holding company

(1) Name:	T&D Holdings, Inc.
(2) Address:	7-9, Nihonbashi, 2-chome, Chuo-ku, Tokyo
(3) Name of Representative:	Naoteru Miyato, Representative Director and President
(4) Capital:	¥100 billion
(5) Business Contents:	Management of life insurance companies and of subsidiaries in accordance with the provisions of the Insurance Business Act, and ancillary activities

2. Change in major shareholders of subsidiaries

(1) Name of major shareholder pursuant to the transfer of shares (the "Share Transfer"): T&D Holdings, Inc.

(2) Number of shares with voting rights held by the said major shareholder and proportion thereof to the total number of shares with voting rights before and after the Share Transfer:

(i) Taiyo Life Insurance Company

before Share Transfer:	0 shares	(0.00%)
after Share Transfer:	1,500,000 shares	(100.00 %)

(ii) Daido Life Insurance Company

before Share Transfer:	0 shares	(0.00%)
after Share Transfer:	1,500,000 shares	(100.00 %)

(iii) T&D Financial Life Insurance Company

before Share Transfer:	0 shares	(0.00%)
after Share Transfer:	600,000 shares	(100.00 %)

(3) Date of Share Transfer

(i) Reason:
The Three Companies will become wholly-owned subsidiaries pursuant to the creation of the holding company through a stock transfer.

(ii) April 1, 2004

3. Profile of the Three Companies

(i) Taiyo Life Insurance Company

Trade name:	Taiyo Life Insurance Company
Principal address:	11-2 Nihonbashi, 2-chome, Chuo-ku, Tokyo
Name of representative:	Katsuro Oishi, Representative Director and President
Capital:	¥37.5 billion

(ii) Daido Life Insurance Company

Trade name:	Daido Life Insurance Company
Principal address:	1-2-1 Edobori, Nishi-ku, Osaka

Name of representative:	Haruo Kuramochi, Representative Director and President
Capital:	¥75.0 billion

(iii) T&D Financial Life Insurance Company

Trade name:	T&D Financial Life Insurance Company
Principal address:	1-5-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo
Name of representative:	Osamu Mizuyama, Representative Director and President
Capital:	¥20.0 billion

Inquiries concerning this matter to:

T&D Holdings, Inc.
Investor Relations. Tel: +81-3-3281-1727

Attachment 1

1. Directors (as of April 1, 2004)

Title	Name	Comments
Representative Director and Chairman	Masahiro Yoshiike	Representative Director and Chairman of Taiyo Life Insurance Company (concurrent position)
Representative Director and President	Naoteru Miyato	Director of Daido Life Insurance Company (concurrent position)
Senior Managing Director (responsible for the Group Planning Department)	Muneo Takeuchi	Director of Daido Life (concurrent position)
Senior Managing Director (responsible for the Group Finance and Accounting Department)	Kunio Ikeda	Director of Taiyo Life (concurrent position)
Managing Director (responsible for the Risk Control Department and Business Auditing department)	Osamu Koyama	Managing Director of Daido Life (concurrent position)
Managing Director (responsible for the General Affairs Department and auxiliary responsibility for the Business Auditing Department)	Kenji Nakagome	Managing Director of Taiyo Life (concurrent position)
Director (General Manager of Group Finance and Accounting Department)	Sonosuke Usui	Director of Daido Life (concurrent position)
Director	Shigeru Kobori	Chairman of Japan Legal Aid Association, attorney-at-law
Standing Corporate Auditor	Kiyoshi Matsushige	Corporate Auditor of Taiyo Life (concurrent position)

Standing Corporate Auditor	Youichi Kinoshita	Formerly General Manager of Daido Life Public Relations Department
Corporate Auditor	Minoru Suzuki	Corporate Auditor for Mitsui & Co., Ltd.
Corporate Auditor	Masanao Iechika	Corporate Auditor for Daido Life, attorney-at-law

2. Officers (as of April 1, 2004)

Title	Name
General manager of the Group Planning Department	Terunori Yokoyama
General manager of the General Affairs Department	Masahiro Ueda
General manager of the General Affairs Department	Hiroshi Umemoto
General manager of the Risk Control Department	Toshikiyo Matsumoto
General manager of the Business Auditing Department	Hiroyuki Takaoka

Attachment 2

Profile of the new Representative Director and Chairman of T&D Holdings, Inc.

Personal Details

Name:	Masahiro Yoshiike
Date of birth:	March 23, 1940
Present Post:	Representative Director and Chairman of T&D Holdings, Inc.

Educational Background

March 1963:	LLB, Keio University

Career Background

April 1963:	Joined The Taiyo Mutual Life Insurance Company
February 1971:	Branch manager of the West Kobe Branch
August 1988:	General manager of the Securities Investment Department
July 1990:	Director and general manager of the Securities Department
April 1991:	Managing director and general manager of the Securities Department
November 1991:	Managing director
July 1995:	Representative director and president
April 2003:	Representative director and president of Taiyo Life Insurance Company ("Taiyo Life")
January 2004:	Representative director and chairman of Taiyo Life
April 2004:	Representative director and chairman of T&D Holdings, Inc.

Attachment 3

Profile of the new Representative Director and President of T&D Holdings, Inc.

Personal Details

Name:	Naoteru Miyato
Date of birth:	May 20, 1943
Present Post:	Representative Director and President of T&D Holdings, Inc.

Educational Background

March 1967:	LLB, Keio University

Career Background

April 1967:	Joined The Daido Mutual Life Insurance Company
March 1992:	General manager of the Research Department
July 1993:	Senior general manager
March 1994:	Senior general manager of the General Marketing Department
July 1994:	Director
March 1996:	Managing director
March 1999:	Senior managing director
April 2002:	Representative director and president of the Daido Life Insurance Company ("Daido Life")
April 2004:	Director of Daido Life (external)
April 2004:	Representative director and president of T&D Holdings, Inc.